UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2024

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 1, 2024	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Fourth Quarter 2023 Earnings Release 1 February, 2024 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. The announced results of the full year of 2023 are preliminary and subject to audit adjustments . For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2022 Annual Report on Form 20 - F filed on April 10, 2023 . 2

Consolidated Statements of Income

Quarterly Comparison

(Unaudited)

(NT$ million)	Q4 / 2023	%	Q3 / 2023	%	Q4 / 2022	%	QoQ	YoY
Net Revenues:								
ATM	80,761	50.3%	82,590	53.6%	92,742	52.3%	-2%	-13%
EMS	79,155	49.3%	70,948	46.0%	83,931	47.3%	12%	-6%
Others	665	0.4%	629	0.4%	744	0.4%	6%	-11%
Total Net Revenues	160,581	100.0%	154,167	100.0%	177,417	100.0%	4%	-10%
Gross Profit	25,761	16.0%	24,916	16.2%	34,099	19.2%	3%	-24%
Operating Income (Loss)	11,815	7.4%	11,405	7.4%	19,774	11.1%	4%	-40%
Pretax Income (Loss)	12,367	7.7%	12,252	7.9%	20,212	11.4%	1%	-39%
Income Tax Benefit (Expense)	(2,461)	-1.5%	(2,890)	-1.9%	(3,596)	-2.0%		
Non-controlling Interests	(514)	-0.3%	(586)	-0.4%	(886)	-0.5%		
Net Income Attributable to Shareholders of the Parent	9,392	5.8%	8,776	5.7%	15,730	8.9%	7%	-40%
Basic EPS(NT$)	2.18		2.04		3.77		7%	-42%
Diluted EPS(NT$)	2.13		2.00		3.57		6%	-40%

Additional Commentary From Management[1&2]:

Gross Profit excl. PPA expenses	26,668	16.6%	25,823	16.8%	35,017	19.7%	3%	-24%
Operating Income excl. PPA expenses	12,984	8.1%	12,575	8.2%	20,954	11.8%	3%	-38%
Net income attributable to shareholders of the parent excl. PPA expenses	10,544	6.6%	9,926	6.4%	16,894	9.5%	6%	-38%
Basic EPS(NT$) excl. PPA expenses	2.45		2.31		4.05		6%	-40%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.12bn in both 4Q23 and 3Q23, and $1.13bn in 4Q22.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.03bn in 4Q23, and $0.04bn in both 3Q23 and 4Q22.

3

Consolidated Statements of Income

Yearly Comparison

(unaudited)

(NT$ million)	FY / 2023	%	FY / 2022	%	YoY
Net Revenues:					
ATM	311,131	53.5%	365,589	54.5%	-15%
EMS	268,218	46.1%	301,967	45.0%	-11%
Others	2,565	0.4%	3,317	0.5%	-23%
Total Net Revenues	581,914	100.0%	670,873	100.0%	-13%
Gross Profit	91,757	15.8%	134,930	20.1%	-32%
Operating Income (Loss)	40,328	6.9%	80,176	12.0%	-50%
Pretax Income (Loss)	42,600	7.3%	81,626	12.2%	-48%
Income Tax Benefit (Expense)	(9,043)	-1.6%	(16,399)	-2.4%	
Non-controlling Interest	(1,832)	-0.3%	(3,137)	-0.5%	
Net Income Attributable to Shareholders of the Parent	31,725	5.5%	62,090	9.3%	-49%
Basic EPS	7.39		14.53		-49%
Diluted EPS	7.18		13.94		-48%

Additional Commentary From Management [1&2] *:*

Gross Profit excl. PPA expenses	95,401	16.4%	138,603	20.7%	-31%
Operating Income excl. PPA expense	45,021	7.7%	84,894	12.7%	-47%
Net income attributable to shareholders of the parent excl. PPA expenses	36,352	6.2%	66,754	10.0%	-46%
Basic EPS excl. PPA expenses	8.46		15.62		-46%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $4.51bn in 2023 and $4.53bn in 2022.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.15bn in 2023 and $0.17bn in 2022.

4

Consolidated Operations (Unaudited) 5 82,355 93,355 97,137 92,742 72,524 75,256 82,590 80,761 61,163 66,213 90,660 83,931 57,731 60,384 70,948 79,155 873 871 829 744 636 635 629 665 19.7% 21.4% 20.1% 19.2% 14.8% 16.0% 16.2% 16.0% 11.2% 12.8% 12.6% 11.1% 5.9% 6.9% 7.4% 7.4% 0% 10% 20% 30% 0 50,000 100,000 150,000 200,000 Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 6 (NT$ million) Q4 / 2023 % Q3 / 2023 % Q4 / 2022 % QoQ YoY Net Revenues: Packaging 67,378 82.1% 69,731 83.3% 78,119 82.8% -3% -14% Testing 13,363 16.3% 12,819 15.3% 14,676 15.6% 4% -9% Direct Material 1,205 1.5% 1,098 1.3% 1,486 1.6% 10% -19% Others 58 0.1% 36 0.1% 41 0.0% 61% 41% Total Net Revenues 82,004 100.0% 83,684 100.0% 94,322 100.0% -2% -13% Gross Profit 19,218 23.4% 18,590 22.2% 26,193 27.8% 3% -27% Operating Income (Loss) 9,212 11.2% 8,820 10.5% 15,778 16.7% 4% -42% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 20,091 24.5% 19,463 23.3% 27,069 28.7% 3% -26% Operating Income excl. PPA expenses 10,335 12.6% 9,943 11.9% 16,904 17.9% 4% -39% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transacti on, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses e xcluded are related to depreciation and amortization $1.12bn in both 4Q23 and 3Q23, and $1.13bn in 4Q22.

ATM Statements of Income Yearly Comparison (unaudited) (NT$ million) FY / 2023 % FY / 2022 % YoYNet Revenues: Packaging 260,486 82.7% 310,024 83.3% -16% Testing 49,881 15.8% 55,960 15.0% -11% Direct Material 4,574 1.4% 6,018 1.6% -24% Others 174 0.1% 174 0.1% 0% Total Net Revenues 315,115 100.0% 372,176 100.0% -15% Gross Profit 68,718 21.8% 105,893 28.5% -35% Operating Income (Loss) 31,846 10.1% 66,447 17.9% -52% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 72,214 22.9% 109,400 29.4% -34% Operating Profit excl. PPA expenses 36,342 11.5% 70,954 19.1% -49% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL tra nsa ction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $4.51bn in both 2023 and 2022. 7

ATM Operations (Unaudited) 8 23,101 27,768 28,832 26,193 14,749 16,161 18,590 19,218 84,025 94,998 98,831 94,322 73,319 76,108 83,684 82,004 27.5% 29.2% 29.2% 27.8% 20.1% 21.2% 22.2% 23.4% 0% 10% 20% 30% 40% 50% 0 20,000 40,000 60,000 80,000 100,000 Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23 NT$ million Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 9 52% 52% 53% 53% 50% 49% 52% 53% 16% 16% 16% 16% 17% 18% 19% 17% 32% 32% 31% 31% 33% 33% 29% 30% 0% 20% 40% 60% 80% 100% Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type

(Unaudited)



100%
80%
60%
40%
20%
0%
Q1/22
Q2/22
Q3/22
Q4/22
Q1/23
Q2/23
Q3/23
Q4/23
Q1/22: 2% 15% 6% 34% 43%
Q2/22: 1% 15% 6% 35% 43%
Q3/22: 2% 15% 7% 34% 42%
Q4/22: 2% 15% 7% 33% 43%
Q1/23: 1% 16% 8% 34% 41%
Q2/23: 2% 16% 7% 34% 41%
Q3/23: 1% 15% 8% 32% 44%
Q4/23: 2% 16% 8% 30% 44%
Material
Testing
Others
Wirebonding
Bump/FC/WL P/SiP

10

EMS Operations Quarterly/Yearly Comparison (unaudited) (NT$ million) Q4 / 2023 % Q3 / 2023 % Q4 / 2022 % QoQ YoY EMS Net Revenues 79,182 100.0% 70,970 100.0% 83,933 100.0% 12% -6% Gross Profit 6,686 8.4% 6,470 9.1% 7,803 9.3% 3% -14% Operating Income (Loss) 2,799 3.5% 2,767 3.9% 3,959 4.7% 1% -29% (NT$ million) FY / 2023 % FY / 2022 % YoY EMS Net Revenues 268,309 100.0% 301,982 100.0% -11% Gross Profit 23,362 8.7% 29,031 9.6% -20% Operating Income (Loss) 8,980 3.3% 13,956 4.6% -36% 11

EMS Operations Quarterly Revenues by Application (unaudited) 12 40% 35% 37% 38% 35% 34% 34% 40% 10% 13% 9% 9% 8% 8% 8% 11% 29% 28% 36% 34% 29% 33% 37% 28% 13% 15% 11% 12% 17% 15% 12% 11% 6% 8% 6% 6% 9% 8% 7% 8% 2% 1% 1% 1% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 13 (NT$ million) Dec. 31, 2023 Sept. 30, 2023 Cash and cash equivalent $67,284 $62,812 Financial assets - current 4,683 9,055 Financial assets - non current & investments - equity method 29,698 28,402 Property, plant & equipment 264,812 267,316 Total assets 666,575 701,084 Short-term loans 53,042 69,639 Current portion of bonds payable 24,520 21,696 Current portion of long-term loans 4,096 2,523 Bonds payable 20,489 23,589 Long-term loans & long-term bills payable 81,365 94,322 Total interest bearing debts 191,734 219,224 Total liabilities 348,465 385,448 Total equity (Including non-controlling interest) 318,110 315,636 Quarterly EBITDA 28,606 27,822 2023 Full Year EBITDA 105,963 Current ratio 1.18 1.21 Net debt to equity ratio 0.38 0.47

Equipment Capital Expenditures vs. EBITDA (Unaudited) 14 443 515 400 339 231 209 239 234 1,100 1,203 1,283 1,141 781 843 885 895 0 200 400 600 800 1,000 1,200 1,400 Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23 US$ million Capex EBITDA

Semiconductor Landscape  Opportunities: Likely to reach $1T in the next decade driven by AI, Robotics, EV, ADAS, Energy, XR, IoT  Responsibilities: Net Zero, ESG, circular economy/recycling  Challenges : Geopolitical tensions, Regionalization, Market bifurcation, Added - cost , Reduced - scale  To do’s  More innovation with higher value  Structural improvement of efficiency and cost  Align talent and workforce with complexities of doing businesses 15

ASE’s Competitive Advantages  Technology  HPC/AI: Taiwan ecosystem and technology leadership  SiP : Heterogeneous integration, embedded devices  Optical: Silicon Photonics, CPO  Automation: Software/Data/Design Ecosystems  Scale efficiencies  Strong financial performance and cash flow  Flexibility/agility to handle business model evolutions  Geographical diversity 16

2024 Outlook (1/2)  Revenues recovery with faster pace of advanced packaging and testing  Coming out of inventory adjustment in 1H24. Expect growth to accelerate in 2H24 with full year ATM revenues to grow at a similar rate with the logic semiconductor market  Expect a higher revenue mix of Advanced Packaging on technology leadership and Testing on increasing turnkey ratio  Target higher investments in machinery, building, and smart factory compared to 2023 as we are entering into a new industry upcycle and increasing adoption of advanced technology 17

2024 Outlook (2/2)  Well - positioned to participate in the AI boom  On track to double leading - edge advanced packaging revenues from existing customers with at least an additional 250 million USD revenues in 2024; we expect momentum to continue  A comprehensive technology toolbox (3D, 2.5D, Fanout, SIP, CPO, automation) and scale advantages make ASE the preferred partner for customers  ASE will not only benefit from the adoption of leading - edge advanced packaging, but also the expansion of mainstream packaging, which will be utilized to address the growing semiconductor demands for all the surrounding chips of the booming AI ecosystem 18

First Quarter 2024 Outlook Based on our current business outlook and exchange rate assumptions, management projects overall performance for the first quarter of 2024 to be as follows:  In NT dollar terms, our ATM 1st quarter 2024 revenues and gross margin should be similar to the 1st quarter 2023 ;  In NT dollar terms, our EMS 1st quarter 2024 revenues should be similar to the 1st quarter 2023;  Our EMS 1st quarter 2024 operating margin should approach 1st quarter 2023 operating margin. 19

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unaudited)

(NT$ thousand)	Q1/2022	Q2/2022	Q3/2022	Q4/2022	FY/2022	Q1/2023	Q2/2023	Q3/2023	Q4/2023	FY/2023
Revenues	144,390,827	160,439,019	188,625,557	177,417,239	670,872,642	130,891,073	136,275,353	154,166,844	160,581,201	581,914,471
COGS	115,919,599	126,051,460	150,653,584	143,317,989	535,942,632	111,551,750	114,534,530	129,251,183	134,819,876	490,157,339
PPA under COGS	920,316	918,661	916,426	917,737	3,673,140	917,384	913,036	907,151	906,818	3,644,389
Gross profit	28,471,228	34,387,559	37,971,973	34,099,250	134,930,010	19,339,323	21,740,823	24,915,661	25,761,325	91,757,132
Gross profit excl. PPA	29,391,544	35,306,220	38,888,399	35,016,987	138,603,150	20,256,707	22,653,859	25,822,812	26,668,143	95,401,521
OPEX	12,358,395	13,782,006	14,289,270	14,324,758	54,754,429	11,643,749	12,328,656	13,510,320	13,946,699	51,429,424
PPA under OPEX	261,477	261,428	261,109	261,723	1,045,737	261,948	262,147	262,426	262,460	1,048,981
Operating income	16,112,833	20,605,553	23,682,703	19,774,492	80,175,581	7,695,574	9,412,167	11,405,341	11,814,626	40,327,708
Operating income excl. PPA	17,294,626	21,785,642	24,860,238	20,953,952	84,894,458	8,874,906	10,587,350	12,574,918	12,983,904	45,021,078
Non Op gain/(loss)	549,787	529,795	(67,443)	437,990	1,450,129	174,771	698,626	846,651	552,592	2,272,640
PPA under Non Op gain/ (loss)	3,637	20,922	7,038	6,268	37,865	6,270	7,693	69	1,423	15,455
Non Op gain/ (loss) excl. PPA	553,424	550,717	(60,405)	444,258	1,487,994	181,041	706,319	846,720	554,015	2,288,095
Pretax income	16,662,621	21,135,348	23,615,261	20,212,482	81,625,712	7,870,345	10,110,793	12,251,993	12,367,218	42,600,349
PPA under Pretax income	1,185,430	1,201,011	1,184,573	1,185,728	4,756,742	1,185,602	1,182,876	1,169,646	1,170,701	4,708,825
Pretax income excl. PPA	17,848,051	22,336,359	24,799,834	21,398,210	86,382,454	9,055,947	11,293,669	13,421,639	13,537,919	47,309,174
Tax expenses	3,277,505	4,478,602	5,046,341	3,596,127	16,398,575	1,777,556	1,913,865	2,890,485	2,461,045	9,042,951
PPA under Tax expense	(13,081)	(16,957)	(12,653)	(13,164)	(55,855)	(13,652)	(12,466)	(11,470)	(11,278)	(48,866)
Tax expense excl. PPA	3,290,586	4,495,559	5,058,994	3,609,291	16,454,430	1,791,208	1,926,331	2,901,955	2,472,323	9,091,817
Non-controlling interests	477,834	668,595	1,104,295	885,919	3,136,643	275,624	456,505	585,666	514,200	1,831,995
PPA under Non-controlling interests	9,074	10,913	8,619	9,015	37,621	9,332	8,517	7,814	7,709	33,372
Non-controlling interests excl. PPA	486,908	679,508	1,112,914	894,934	3,174,264	284,956	465,022	593,480	521,909	1,865,367
Net income attributable to shareholders of the parent	12,907,282	15,988,151	17,464,625	15,730,436	62,090,494	5,817,165	7,740,423	8,775,842	9,391,973	31,725,403
PPA expenses under Net income attributable to shareholders of the parent	1,163,275	1,173,141	1,163,301	1,163,549	4,663,266	1,162,618	1,161,893	1,150,362	1,151,714	4,626,587
Net income attributable to shareholders of the parent excl. PPA	14,070,557	17,161,292	18,627,926	16,893,985	66,753,760	6,979,783	8,902,316	9,926,204	10,543,687	36,351,990
Total PPA expenses	1,172,349	1,184,054	1,171,920	1,172,564	4,700,887	1,171,950	1,170,410	1,158,176	1,159,423	4,659,959
Basic EPS (NT$)	3.01	3.69	4.03	3.77	14.53	1.36	1.80	2.04	2.18	7.39
Basic EPS (NT$) excl. PPA	3.28	3.97	4.30	4.05	15.62	1.63	2.07	2.31	2.45	8.46
Diluted EPS (NT$)	2.92	3.61	3.92	3.57	13.94	1.30	1.76	2.00	2.13	7.18
Diluted EPS (NT$) excl. PPA	3.19	3.88	4.18	3.84	15.02	1.57	2.03	2.27	2.40	8.25

21